

Mail Stop 3561

October 29, 2015

Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
4675 MacArthur Court, Suite 800
Newport Beach, CA 92660

  Re: **Clean Energy Fuels Corp.**
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed February 26, 2015
    File No. 001-33480

Dear Mr. Littlefair:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lisa M. Kohl for

        Mara Ransom
        Assistant Director
        Office of Consumer Products